December 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Michael R. Clampitt, Senior Attorney

Re:	On Deck Capital, Inc. — Request for Acceleration
Registration Statement on Form S-1 (File No. 333-200043)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (the “Representatives”), hereby join in the request of On Deck Capital, Inc. (the “Company”) for acceleration of the above-referenced Registration Statement, as amended, requesting that such Registration Statement become effective December 16, 2014, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to Rule 460 of the Act, please be advised that we have distributed approximately 2,832 copies of the Company’s Preliminary Prospectus, dated December 4, 2014, through the date hereof to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

[Signature Page to Underwriter Acceleration Request]